1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11,Euljiro2-ga
Jung-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES

On April 1, 2005, SK Telecom Co., Ltd. (“SK Telecom”) filed a report with the Financial Supervisory Commission with respect to its acquisition of the shares of common stock of iHQ, an entertainment company of Korea, as follows:

1. Acquired Shares
Number of Acquired Shares: 13,000,000 shares, or 35.20% of the issued and outstanding shares of iHQ, which includes SK Telecom’s option to purchase 5,000,000 shares from Mr. Hun-tak Jeong, a majority shareholder of iHQ, during the period starting on March 15, 2006 and ending on April 30, 2006.

2. Purpose of Acquisition
(1) To appoint, terminate or suspend Directors and Auditors of iHQ;
(2) To amend the Articles of Incorporation of iHQ in connection with its management such as Directors and Board of Directors;
(3) To change the authorized capital of iHQ;
(4) To decide the distribution of dividends;
(5) To merge or spin-off iHQ;
(6) To swap or transfer shares of iHQ;
(7) To sell or purchase all or material part of iHQ’s business;
(8) To sell or purchase all or material part of iHQ’s assets;
(9) To consign or delegate all or material part of iHQ’s business; to execute, modify or terminate a contract under which iHQ partakes with the other contracting party the profits and loss of its business; and
(10) To dissolve iHQ.

With respect to item (1) above, the ordinary shareholders meeting of iHQ that was held on March 18, 2005 resolved to appoint an executive of SK Telecom as a part-time executive of iHQ.

With respect to item (2) above, the March 18th shareholders meeting of iHQ resolved to amend its Articles of Incorporation to enable iHQ to establish committees within the Board of Directors.

With respect to items (3) through (10) above, no particular plans to execute any of such items have been substantiated as of the date hereof. SK Telecom may act on such consideration on a later date.

3. Financing of Acquisition

The acquisition price of Korean Won 14,440,000,000 was funded from SK Telecom’s reserved earnings.

2

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: April 25, 2005

3